

February 2, 2010

Alan R. Crain, Esq.
Senior Vice President and General Counsel
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re: Baker Hughes Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 26, 2010**
> **File No. 333-162463**

Dear Mr. Crain:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide relevant updates with each amendment. For example, please update the recent prices for the common stock of Baker Hughes and BJ Services.

2.   We note your revised disclosure at pages 70-71 regarding the financial analyses performed by BofA Merrill Lynch Securities. Please file an updated consent from such financial advisor.

3.   We note your response to our prior comment 8 and your statement that the registration statement is intended to register the maximum number of shares of common stock that may be issued to former BJ Services stockholders upon closing of the merger, taking into account all outstanding BJ Services stock options, performance units and phantom stock. Please advise us whether this number of shares includes all shares underlying all outstanding BJ Services stock options, including those that may not be exercised prior to closing.

4.   We note your disclosure that as of the effective time of the merger, each outstanding option to purchase shares of BJ Services common stock granted under a BJ Services incentive plan (other than the BJ Services Company 2008 Employee Stock Purchase Plan) that is outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Baker Hughes and converted into an adjusted stock right to purchase, on the same terms and conditions as applied to each such stock option immediately prior to the effective time of the merger, Baker Hughes common stock. Please register such conversion or tell us why such conversion does not need to be registered.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>

       Christine B. LaFollette, Esq.
       (713) 236-0822